UNITED STATES OF AMERICA
                                   before the
                      SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

In the matter of

HEC Inc.						Report for Period
24 Prime Parkway				July 1,2000 to
Natick, MA  01760				September 30, 2000
							Pursuant to Rule 24

File No.  70-8076 and 70-8086

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by HEC Inc.(HEC), a wholly owned indirect subsidiary of Northeast Utilities, a registered holding company. Pursuant to HCAR No. 35-26108 and 35-26335 and 35-26564(the "Orders"), HEC is authorized to provide energy management services, demand side management services and consulting services. HEC is required to report quarterly on services provided during the previous quarter. Accordingly, this report includes the following information:

1.	A summary balance sheet and an income statement (unaudited) for the three-
month period ended September 30, 2000.  See Exhibit A.

2.	A narrative description of HEC's activities undertaken during the quarter
and the type of customers for which services were rendered.  Exhibit B.

As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, HEC has duly caused this report to be signed on the twenty seventh day of October 2000.

							HEC Inc.
							By: /s/Linda A. Jensen
							Linda A. Jensen
							Vice President - Finance




                                    EXHIBIT A

                                     HEC INC.

                         BALANCE SHEET - September 30,  2000


                                      ASSETS


CURRENT ASSETS:	   2000
   	-----------
    Cash and cash equivalents	 $ 5,552,545
    Contract receivables, current,
    less allowance for uncollectibles of $439,174	  17,557,758
    Other current assets	     674,389
                                            	------------
                  Total current assets	  23,784,692
                                                   ------------
PROPERTY AND EQUIPMENT	   6,431,711
    Less accumulated depreciation and amortization	   4,233,959
                                                   ------------
                  Net property and equipment	   2,197,752
                                                   ------------

LONG-TERM RECEIVABLES	  26,436,997
OTHER ASSETS	  12,199,372

TOTAL ASSETS	$ 64,618,813
	============


                    LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
    Accounts Payable	 $ 2,220,599
    Accrued Expenses	   2,101,920
    Accrued Income Taxes	    (245,819)
    Short-Term Borrowing NU Moneypool	   5,800,000
                                                    ------------
                  Total current liabilities	   9,876,700
                                                    ------------

OTHER LIABILITIES:
    Deferred income tax liability	     555,499
    Project-related loans	  31,968,958
    Other	   2,450,817
                                                    ------------
                  Total other liabilities	  34,975,274
	 ------------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY
    Common stock, $1 par value.
     Authorized and issued 100 shares	        100
    Additional paid-in-capital	 19,000,000
    Foreign Currency Exchange
    Retained Earnings 	    766,739
	-----------
                  Total stockholder's equity	 19,766,839

        TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$64,618,813
	============



                                   HEC INC.

                           STATEMENT OF OPERATION

                     FOR THE QUARTER ENDED September 30, 2000

REVENUES	$ 14,956,577

COST OF REVENUES	  12,277,044
		------------
    Gross profit	   2,679,533

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	   2,215,858
		------------
    Operating income	     463,675
		------------
INTEREST INCOME (EXPENSE)
    Interest income 	     553,057
    Interest expense	    (557,632)
	-------------
	      (4,575)
		-------------
    Income before income tax expense	     459,100

INCOME TAX EXPENSE	     179,136

   Net Income (Loss)	  $  279,964
	=============






                                     EXHIBIT B

                                       HEC INC.
                       REPORT FOR JULY 1 - SEPTEMBER 30, 2000


                          NARRATIVE DESCRIPTION OF SERVICES


Energy Management Services

HEC provided the following services to clients in the period: energy audits (the identification of energy and other resource cost reduction opportunities); design of energy conservation measures including energy efficient lighting, energy efficient motors, energy management systems, heating, ventilating and air conditioning equipment retrofits, variable speed drives; the management of and direct installation of energy conservation equipment of the same type designed, and installation of plumbing and mechanical systems; assistance in identifying and arranging third-party financing for project installations; training in the operation of energy efficient equipment and identification of energy efficiency opportunities; system commissioning and reporting of program results. The majority of these services were performed for schools, hospitals, federal facilities and other government facilities. Other services provided consisted primarily of evaluation of various heating and/or air conditioning equipment configurations for customers or utilities and monitoring and/or evaluating the demand side management program installations of non-affiliated utilities.